EXHIBIT 11

TELLABS, INC.

COMPUTATION OF PER SHARE EARNINGS

In millions, except per share amounts

	Second Quarter		Six Months
	06/30/06	07/1/05	06/30/06	07/1/05
Numerator:

Net earnings	$53.5	$41.1	$105.9	$41.8

Denominator:
Denominator for basic earnings per share —
Weighted average shares outstanding	447.7	447.7	448.8	451.8

Effect of dilutive securities:

Employee stock options and awards	10.8	3.7	10.8	3.4

Denominator for diluted earnings per share —
Adjusted weighted average shares outstanding and assumed conversions	458.5	451.4	459.6	455.2

Net earnings per share — basic	$0.12	$0.09	$0.24	$0.09
Net earnings per share — diluted	$0.12	$0.09	$0.23	$0.09